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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:	February 2004
Commission File Number:	000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.   **Reporting Issuer**

KENSINGTON RESOURCES LTD.
Suite 304, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Telephone: (250) 361-1578

Item 2.   **Date of Material Change**

January 26, 2004

Item 3.   **Press Release**

January 26, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") announced the recovery of a high quality diamond weighing 0.77 carats during sample preparation of kimberlite core in the Fort à la Corne Joint Venture warehouse.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached.

Item 6.   **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

Item 7.   **Omitted Information**

Not Applicable

Item 8.   **Senior Officers**

David H. Stone, President
Kensington Resources Ltd.
Suite 304, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Telephone: (250) 361-1578

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 3rd day of February, 2004.

(signed) *"David H. Stone"*
(signature)

David H. Stone
(Name)

President & Director
(Position)

Victoria, British Columbia
(Place of Declaration)



Schedule A

KENSINGTON RESOURCES

Head Office

Suite 304, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1KRT (361-1578) Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

COLOURLESS, CLEAR 0.77 CARAT DIAMOND FOUND IN SLABBED CORE

Victoria, B.C., Monday, January 26, 2004 – Kensington Resources Ltd. (the "Company") announces the recovery of a high quality diamond weighing 0.77 carats during sample preparation of kimberlite core in the Fort à la Corne Joint Venture warehouse.

The diamond was encountered while HQ core (diameter of 2.5 inches or 63.5 mm) from the upper part of kimberlite body 140/141 was being slabbed by a rock saw utilizing a non-diamond masonry blade. The diamond was not damaged by the blade although the stone halted the cutting process and scored the blade. Both halves of the slabbed core retained a clear impression of the stone.

"It is extremely rare to encounter such a large stone of such quality in drill core," said David H. Stone, President of Kensington. "We feel that this discovery is indicative of the tremendous diamond potential at Fort à la Corne and we look forward to receiving the initial diamond results from the 2003 drilling program by mid-February."

The diamond was weighed and measured by the Saskatchewan Research Council (SRC) in Saskatoon. According to the SRC, the stone measures 5.50 x 4.40 x 4.20 mm in three dimensions and was described as a colourless, clear octahedroid with etched trigons and hillocks.

Further evaluation of this diamond will be conducted by the operator, De Beers Canada Exploration Inc., particularly in assigning a value to the stone and including it in the appropriate size fraction with other stones from 140/141. Photographs of this diamond will be available for viewing on the Company's website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo., is the Qualified Person for the Company and has reviewed the technical information herein. Mr. Jellicoe closely examined the diamond and the associated core slabs at the warehouse during confirmation of the discovery.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS
OF KENSINGTON RESOURCES LTD.

(signed) "David H. Stone"

David H. Stone
President

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

David H. Stone, President	**Robert A. Young, Investor Relations**
Kensington Resources Ltd.	**Robert A. Young & Associates**
Tel: 1-800-514-7859 or (250) 361-1KRT	Tel: 1-877-626-2121 or (604) 682-5123
	E-mail: raya@digital-rain.com

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.   **Reporting Issuer**

KENSINGTON RESOURCES LTD.
Suite 304, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Telephone: (250) 361-1578

Item 2.   **Date of Material Change**

February 6, 2004

Item 3.   **Press Release**

February 6, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") announced that microdiamond treatment of core samples from the Fort à la Corne Diamond Project in Saskatchewan was ongoing.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached.

Item 6.   **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

Item 7.   **Omitted Information**

Not Applicable

Item 8.   **Senior Officers**

David H. Stone, President
Kensington Resources Ltd.
Suite 304, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Telephone: (250) 361-1578

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 9th day of February, 2004.

(signed) *"David H. Stone"*
(signature)

David H. Stone
(Name)

President & Director
(Position)

Victoria, British Columbia
(Place of Declaration)



Schedule A

KENSINGTON RESOURCES

Head Office

Suite 304, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1KRT (361-1578) Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

MICRODIAMOND TREATMENT ONGOING

Victoria, B.C., Friday, February 6, 2004 – Kensington Resources Ltd. (the "Company") announces that microdiamond treatment of core samples from the Fort à la Corne Diamond Project in Saskatchewan is ongoing.

As previously reported, samples from all four of the kimberlites drilled in 2003 were submitted to the Saskatchewan Research Council (SRC) for diamond recovery. 1,326 kilograms of sample from kimberlites 148 and 140/141 have been received by the SRC. In addition to this, 409 kg of kimberlite from body 122 and 421 kg from body 150 now give a total of 2156 kg of sample undergoing diamond recovery from the 2003 drillholes. The SRC continues to provide the Joint Venture with priority turnaround times for these very large caustic dissolution samples.

Diamond recoveries from the prospective kimberlite of body 148, dominated by medium to coarse-grained olivine and visible indicator minerals including red and purple garnets, are expected to be delivered to the Joint Venture by the SRC within the week.

Following standard De Beers practice, ten kimberlite samples collectively weighing 82.46 kg were collected from a 55 metre interval of hole 140-12 located on the southern part of Kimberlite 140/141 during the 4th Quarter of 2003 for a due diligence audit of the SRC diamond recovery process. A total of 127 diamonds were recovered, of which 6 stones were larger than a 0.212 square sieve. The larger stones ranged in size from 0.36 x 0.34 x 0.3 mm up to 2.14 x 1.78 x 1.7 mm. These diamond recoveries will be included in the 140/141 diamond dataset for grade forecasting.

Recovered diamonds and caustic residues were then sent to the De Beers' Kimberley Microdiamond Laboratory (KMDL) for audit purposes. Evaluation of the stone recovery efficiencies and comparative results has confirmed the Joint Venture's confidence in the diamond recoveries as reported by the SRC.

Brent C. Jellicoe, P.Geo., is the Qualified Person for the Company and has reviewed the technical information herein.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS
OF KENSINGTON RESOURCES LTD.

(signed) "David H. Stone"

David H. Stone
President

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

David H. Stone, President	**Robert A. Young, Investor Relations**
Kensington Resources Ltd.	**Robert A. Young & Associates**
Tel: 1-800-514-7859 or (250) 361-1KRT	Tel: 1-877-626-2121 or (604) 682-5123
	E-mail: raya@digital-rain.com

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.   **Reporting Issuer**

KENSINGTON RESOURCES LTD.
Suite 304, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Telephone: (250) 361-1578

Item 2.   **Date of Material Change**

February 20, 2004

Item 3.   **Press Release**

February 20, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") announced that it received from the operator, De Beers Canada Exploration Inc. preliminary microdiamonds results from the Saskatchewan Research Council (SRC) for Kimberlite Body 148 of the Fort à la Corne Diamond Project in east-central Saskatchewan.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached.

Item 6.   **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

Item 7.   **Omitted Information**

Not Applicable

Item 8.   **Senior Officers**

David H. Stone, President
Kensington Resources Ltd.
Suite 304, 1208 Wharf Street
Victoria, British Columbia
Canada, V8W 3B9

Telephone: (250) 361-1578

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 20th day of February, 2004.

| (signed) *"David H. Stone"* |
| (signature) |

| David H. Stone |
| (Name) |

| President & Director |
| (Position) |

| Victoria, British Columbia |
| (Place of Declaration) |

Schedule A



Head Office

Suite 304, 1208 Wharf Street
Victoria, British Columbia, CANADA V8W 3B9
Tel: (250) 361-1KRT (361-1578) Fax: (250) 361-3410
Website: www.kensington-resources.com
E-Mail: info@kensington-resources.com

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

HIGH MICRODIAMOND COUNTS RECOVERED FROM FALC 148 CORE

Victoria, B.C., Friday, February 20, 2004 – Kensington Resources Ltd. (the "Company") announces that it has received from the operator, De Beers Canada Exploration Inc. preliminary microdiamonds results from the Saskatchewan Research Council (SRC) for Kimberlite Body 148 of the Fort à la Corne Diamond Project in east-central Saskatchewan. Kimberlite Body 148 is one of the largest bodies in the Fort à la Corne field with an estimated footprint of 184 hectares (based on a 30-metre modeled thickness cutoff in 1997).

"We are extremely pleased with the unprecedented microdiamond recovery from Kimberlite Body 148," stated David H. Stone, President of Kensington. "This kimberlite was selected for substantial drilling and sampling in Fall 2003 due to favourable historical diamond recoveries and its size. Diamond recovery from kimberlite 148 has exceeded our expectations, surpassing the stone abundance figures for all previous Fort à la Corne samples."

A total of 2,059 microdiamonds were recovered utilizing caustic dissolution methods from 739.8 kilograms of core submitted to the SRC. The SRC recovered and reported diamonds down to a lower cutoff of 0.075 millimetres in size; diamonds passing through a 0.075 mm screen were not included in the stone tallies. The average diamond grade for all samples was 28.4 stones per 10 kg, which compares favourably to previous results from corehole 148-09 (drilled and tested in 1993) showing 14.3 stones per 10 kg from a total of 262 kg of sample. The highest stone abundance figures for previous Fort à la Corne samples range up to 18.3 stones per 10 kg.

Preliminary geological modeling of Kimberlite 148 shows the body is dominated by a relatively uniform and extensive, medium to coarse-grained olivine pyroclastic kimberlite (MPK) that contains thin intervals of xenolith-rich, breccia beds (MPK-B). Three other subordinate kimberlite types have been identified to date from core drilled in 2003 at kimberlite 148, although geological interpretation of the body continues. The additional kimberlite phases include: finely bedded volcaniclastic kimberlite (FBVK), other pyroclastic kimberlite units (OPK), and well sorted – fines enriched pyroclastic kimberlite (WS-FE). The best stone abundances were seen in the FBVK and the MPK units, although the three largest stones were recovered from OPK. Diamond results by kimberlite type are shown in Table One. Diamond results by kimberlite type and sieve category are shown in Table Two.

Table One: 148 Microdiamond Results by Kimberlite Type

Kimberlite Type	Sample Mass (kilograms)	Number of Stones	Carat Weight (milligrams)	Microdiamond Abundance (stones/10 kilograms)	Largest Stones (milligrams)
FBVK	194.75	708	10.033	36.3	0.602, 0.560
MPK	316.95	983	10.809	31.6	0.547, 0.425
WS-FE	40.70	79	3.705	24.1	0.134
OPK	146.55	226	5.785	17.2	2.268, 2.04, 0.887
MPK-B	40.85	63	1.008	15.4	0.279
Total	**739.80**	**2059**	**31.340**	**Average of 28.4**	

Table Two: 148 Microdiamond Results by Sieve Category and Kimberlite Type

Kimberlite Type	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.600mm Sieve	+0.850mm Sieve
FBVK	310	195	121	60	15	5	2	0
MPK	422	336	135	63	21	4	2	0
WS-FE	29	22	12	10	3	2	0	1
OPK	116	53	30	18	5	1	2	1
MPK-B	26	20	9	7	0	1	0	0
Total	903	626	307	158	44	13	6	2

Recently, the SRC was certified under ISO 17025 for Diamonds (see CAN-P-1579 in the Guide to the Accreditation of Mineral Analysis Lab). The SRC reported 97% recovery of internal tracers during diamond recovery and stone picking was routinely audited by a supervisor. Recovered diamonds and selected caustic residues will be sent to the De Beers' Kimberley Microdiamond Laboratory (KMDL) for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques. The resulting microdiamond dataset then will be available for modeling grade estimates for kimberlite phases in the 148 body. Viewed in isolation, microdiamond stone counts can be misleading and the estimation of macrodiamond grade from microdiamond results will require an interpretation of the diamond size frequency distributions.

Microdiamond results for a further three high priority kimberlite bodies (140, 122 & 150) drilled during Fall 2003 are expected in the coming weeks. Phase 1 of the 2003/2004 exploration program is budgeted at $3 million. Microdiamond recovery and geology results from Phase 1 are expected to facilitate decisions concerning large diameter drilling and bulk sampling during the Spring and Summer of 2004. The Company is well funded with approximately $2.5 million in the treasury.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF KENSINGTON RESOURCES LTD.**

(signed) "David H. Stone"

**David H. Stone
President**

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

David H. Stone, President   **Robert A. Young, Investor Relations**
Kensington Resources Ltd.   **Robert A. Young & Associates**
Tel: 1-800-514-7859 or (250) 361-1KRT   Tel: 1-877-626-2121 or (604) 682-5123
    E-mail: raya@digital-rain.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director